SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
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Report of Foreign Private Issuer

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Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

Commission File No. 000-51604

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ACTIONS SEMICONDUCTOR CO., LTD.

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No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.

Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under cover of Form 6-K:

Press release dated September 11, 2015 announcing amendment to the Dutch Auction Tender Offer for its Ordinary Shares (including Ordinary Shares represented by American Depositary Shares), which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD.

By:	/S/ Nigel Liu
Name: Nigel Liu
Title: Chief Financial Officer

Dated: September 11, 2015

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press release dated September 11, 2015.